                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended December 31, 1995

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from _____ to _____



Commission file number 0-20421



                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         -----------------------------
                            (Full title of the Plan)



                           TELE-COMMUNICATIONS, INC.
             ----------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)



                               5619 DTC Parkway
                          Englewood, Colorado  80111
                  -------------------------------------------
                  (Address of its principal executive office)

REQUIRED INFORMATION
- --------------------

     Financial Statements:                                          Page No.
     --------------------                                           --------
            Independent Auditors' Report                                1

            Statements of Net Assets Available for Participant
                Benefits - December 31, 1995 and 1994                   2

            Statement of Changes in Net Assets Available for
                Participant Benefits - Year ended December 31, 1995     3

            Statement of Changes in Net Assets Available for
                Participant Benefits - Year ended December 31, 1994     4

            Statement of Changes in Net Assets Available for
                Participant Benefits - Year ended December 31, 1993     5

            Notes to Financial Statements -
                December 31, 1995, 1994 and 1993                        6

            Schedule 1 - Item 27a - Schedule of Assets Held for
                 Investment Purposes - December 31, 1995               11

     Exhibit -
     -------

            23-Consent of KPMG Peat Marwick LLP



SIGNATURE
- ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  UNITED ARTISTS ENTERTAINMENT
                                  EMPLOYEE STOCK OWNERSHIP PLAN
                                     (Name of Plan)


Date: April 18, 1996           By /s/Gary K. Bracken
                               ----------------------------------------------
                                     Gary K. Bracken
                                     Plan Administrator
                                      and Member of Plan Committee

                          Independent Auditors' Report
                          ----------------------------



The Plan Committee
United Artists Entertainment
 Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1995 and 1994, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participant benefits and the statements of changes in net assets available for participant benefits is presented for purposes of additional analysis rather than to present the net assets available for participant benefits and changes in net assets available for participant benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                    KPMG Peat Marwick LLP


Denver, Colorado
April 5, 1996

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 1995 and 1994

                                               1995                           1994
                                       -----------------------------  ----------------------------

                                                   Income                        Income
                                        Stock   Accumulation          Stock   Accumulation
                                        Fund        Fund      Total    Fund       Fund      Total
                                       -------  ------------  ------  ------  ------------  ------
                                                          (amounts in thousands)
Cash and cash equivalents              $    24            --      24      23            --      23

Investments, at market value:
  Tele-Communications, Inc. ("TCI")
  (note 2):
    Class A common stock
       (1,404,000 shares, with a
       cost of $21,431,000 at
       December 31, 1994)                   --            --          30,542            --  30,542

    Series A TCI Group common
       stock (1,266,000 shares,
       with a cost of $14,637,000
       at December 31, 1995)            25,163            --  25,163      --            --      --

    Series A Liberty Media Group
       common stock (315,000
       shares, with a cost of
       $4,811,000 at
       December 31, 1995)                8,474            --   8,474      --            --      --

  Other (note 3)                            --           973     973      --           953     953
                                       -------  ------------  ------  ------  ------------  ------

  Net assets available for
    participant benefits,
    including $512,000 and
    $677,000 of benefits
    payable to participants
    in 1995 and 1994,
    respectively (note 6)              $33,661           973  34,634  30,565           953  31,518
                                       =======  ============  ======  ======  ============  ======


See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                                            Year ended December 31, 1995
                                          ---------------------------------
                                                        Income
                                            Stock    Accumulation
                                            Fund         Fund        Total
                                          ---------  -------------  -------
                                                amounts in thousands

Net investment income:
   Net unrealized appreciation
      of TCI common stock (note 4)         $ 6,196             --    6,196

   Realized gain on securities
      transactions                             111             --      111

   Interest income                               2             95       97
                                           -------   ------------   ------

      Total net investment income            6,309             95    6,404
                                           -------   ------------   ------

Proceeds received upon settlement
   of claim (note 5)                            14             --       14

Distributions to participants (note 6)      (3,227)           (75)  (3,302)
                                           -------   ------------   ------

      Increase in net assets available
         for participant benefits            3,096             20    3,116

      Net assets available for
       participant
         benefits:

            Beginning of year               30,565            953   31,518
                                           -------   ------------   ------

            End of year                    $33,661            973   34,634
                                           =======   ============   ======


See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                                             Year ended December 31, 1994
                                          -----------------------------------
                                                         Income
                                            Stock     Accumulation
                                             Fund         Fund        Total
                                          ----------  -------------  --------
                                                 amounts in thousands

Net investment income (loss):
   Net unrealized depreciation of TCI
      common stock (note 4)                $(13,065)            --   (13,065)

   Realized gain on security                    118             --       118
    transactions

   Interest income                                2              1         3
                                           --------   ------------   -------

         Total net investment income        (12,945)             1   (12,944)
          (loss)

Proceeds received upon settlement
   of claim (note 5)                            398             --       398

Distributions to participants                (2,943)           (63)   (3,006)

Transfers to TCI Employee
   Stock Purchase Plan (note 2)                  (7)          (123)     (130)
                                           --------   ------------   -------

         Decrease in net assets
          available
            for participant benefits        (15,497)          (185)  (15,682)

         Net assets available for
          participant
            benefits:

               Beginning of year             46,062          1,138    47,200
                                           --------   ------------   -------

               End of year                 $ 30,565            953    31,518
                                           ========   ============   =======

See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits


                                            Year ended December 31, 1993
                                          ---------------------------------
                                                        Income
                                            Stock    Accumulation
                                            Fund         Fund        Total
                                          ---------  -------------  -------
                                                amounts in thousands

Net investment income:
   Net unrealized appreciation of TCI
      common stock (note 4)                $13,659         --       13,659

   Realized gain on securities
      transactions                             421         --          421

   Interest income                              24         84          108
                                           -------      -----       ------

      Total net investment income           14,104         84       14,188

Distributions to participants               (3,105)      (105)      (3,210)

Transfers to TCI Employee Stock
    Purchase Plan (note 2)                      --       (154)        (154)
                                           -------      -----       ------

      Increase (decrease) in net assets
         available for participant          10,999       (175)      10,824
          benefits

      Net assets available for
         participant benefits:

            Beginning of year               35,063      1,313       36,376
                                           -------      -----       ------

            End of year                    $46,062      1,138       47,200
                                           =======      =====       ======

See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                        December 31, 1995, 1994 and 1993


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation
     ---------------------

     The accompanying financial statements of the United Artists Entertainment Employee Stock Ownership Plan (the "Plan") have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

     Trust Fund Managed by Colorado National Bank ("Trustee")
     --------------------------------------------------------

     The Trustee manages a trust fund on behalf of the Plan and has been granted discretionary authority concerning purchases and sales of investments. Beginning December 2, 1991, the Trustee could invest up to 100% of the assets of the Stock Fund in TCI's common stock or make other investments as defined by the Plan, provided that the assets of the Stock Fund are primarily invested in TCI's common stock. The assets of the Income Accumulation Fund are invested in interest bearing accounts, guaranteed income contracts, certificates of deposit, money market funds, or mutual funds as deemed appropriate by the Plan Committee.

     Cash Equivalents
     ----------------

     The Plan considers investments with initial maturities of three months or less to be cash equivalents.

     Investments
     -----------

     Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for TCI Series A TCI Group common stock and TCI Series A Liberty Media Group common stock were $19.88 and $26.88 per share, respectively, at December 31, 1995. The value used for TCI Class A common stock was $21.75 per share at December 31, 1994. The foregoing prices are the closing market prices of the common stock on those dates. Securities transactions are accounted for on the trade date. Distributions are priced at current market value as of the last day of the calendar month in which the event requiring distribution occurs.

     Any appreciation (depreciation) and realized gains associated with the stock held by the Plan during 1995, 1994 and 1993 are calculated based on the cost basis of the shares on the applicable date. (See note 2)

                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


     Income Taxes
     ------------

     The Plan has received a determination letter from the Internal Revenue Service dated February 14, 1989, which provides that the Plan, as amended, is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxation under Section 501 of such Code. During 1994, the Plan was amended and restated to comply with the Tax Reform Act of 1986. The Plan has applied for a new determination letter and expects to maintain its qualified status.

     Plan Expenses
     -------------

     Administrative expenses of the Plan are paid by TCI. Accordingly, such expenses are not reflected in the accompanying financial statements.

(2)  Description of Plan
     -------------------

     On December 2, 1991, United Artists Entertainment Company ("UAE") and TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") consummated a merger (the "TCI/UAE Merger") pursuant to which UAE became a wholly-owned subsidiary of Old TCI. Under the TCI/UAE Merger agreement, outstanding shares of UAE's Class A and Class B common stock, including such shares of stock held by the Plan, were converted into Old TCI Class A common stock on the basis of 1.02 Old TCI Class A shares for each share of either class of UAE's common stock. Employees of UAE became employees of Old TCI and, as such, are entitled to participate in Old TCI's benefit plan, if eligible. The Plan became "inactive" as of the date of the TCI/UAE Merger and all participants automatically became fully vested in all employer contributions. Participant contributions were always fully vested. In conjunction with the TCI/UAE Merger, the cost basis for each share of stock then held by the Plan was adjusted to reflect the merger conversion ratio of 1.02. Such adjustment effectively created a new cost basis for the TCI Class A common stock of $15.26 per share.

     As of January 27, 1994, Old TCI and Liberty Media Corporation ("Liberty") entered into a definitive agreement to combine the two companies (the "TCI/Liberty Merger"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Merger, Old TCI changed its name to TCI Communications, Inc. and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc. Old TCI shareholders received one share of TCI for each of their shares. Liberty common shareholders received 0.975 of a share of TCI for each of their common shares. Each share of Old TCI Class A common stock held by the Plan was converted into one share of TCI Class A common stock.

                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


     On August 3, 1995, the stockholders of TCI authorized the Board of Directors of TCI (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to the Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. As a result of the Distribution, 329,597 shares of Series A Liberty Group Stock were distributed to the Plan during 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A common stock into Series A TCI Group common stock ("TCI Group Stock").

     In conjunction with the Distribution, the cost basis for each share of stock then held by the Plan was reallocated between the TCI Group Stock and the Series A Liberty Group Stock. Such reallocation effectively created a revised cost basis for the TCI Group Stock of $11.56 and a cost basis for the Series A Liberty Group Stock of $15.26.

     Annually participants are given an option to transfer their fund balance into the TCI Employee Stock Purchase Plan. There were no such transfers in 1995. Such transfers aggregated $7,000 from the Stock Fund during 1994, and $123,000 and $154,000 from the Income Accumulation Fund during 1994 and 1993, respectively.

     The Plan enabled participating employees to acquire a proprietary interest in UAE and provided benefits upon retirement. The Plan Committee is responsible for the management and operation of the Plan.

     The participants had the choice to invest their contributions in either the common stock of UAE ("Stock Fund") or an Income Accumulation Fund. Lump-sum payments received by participants from other qualified plans could also be deposited into the Plan as "rollover contributions". At December 31, 1995, 2,085 participants had balances remaining in the Stock Fund and 401 of those same participants had balances remaining in the Income Accumulation Fund.

     UAE contributed an amount up to 100% (75% for the Income Accumulation Fund) of each participant's contributions limited to a maximum of 10% of the participant's annual compensation. UAE's policy was to invest employer contributions in UAE's common stock. Forfeitures (due to a participant's termination prior to full vesting) were utilized to reduce the Company's contributions. There were no contributions or forfeitures during 1995, 1994 and 1993 as the Plan was inactive.

                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


     Vested benefits become distributable if a participant dies, suffers total disability, retires, or terminates employment for any other reason. Benefits are generally payable in a single lump sum equal to the participant's vested benefits or, upon participant termination, in not more than five annual installments if the participant's vested benefits exceed $3,500. Benefits are paid in cash or shares of TCI common stock at the participant's or beneficiary's (as applicable) election.

     The Plan provides for "hardship withdrawals" by participants under certain circumstances, subject to approval by the Plan Committee.

(3)  Other Investment
     ----------------

     Other investment (at contract value) at December 31 is shown below:

                                          1995                 1994
                                   -------------------  -------------------
                                             Income               Income
                                   Stock  Accumulation  Stock  Accumulation
     Description                   Fund       Fund      Fund       Fund
     -----------                   -----  ------------  -----  ------------
                                             amounts in thousands

     Prudential Insurance
      Company of America
      Retirement Annuity           $--             973    --            953
                                   ====   ============  =====  ============

     The contract value of the above investment approximates its fair value at December 31, 1995 and 1994.


(4)  Change in Unrealized Appreciation (Depreciation)
     ------------------------------------------------

     Unrealized appreciation (depreciation) of TCI securities for the years ended December 31, 1995, 1994 and 1993, is calculated as follows:

                                            1995       1994     1993
                                          ---------  --------  -------
                                             amounts in thousands

     End of year                           $14,189     9,111   22,812
     Change in unrealized
      appreciation of                        1,118       636      731
        distributions
     Less beginning of year                 (9,111)  (22,812)  (9,884)
                                           -------   -------   ------

     Net unrealized appreciation
      (depreciation) of TCI
      common stock
                                           $ 6,196   (13,065)  13,659
                                           =======   =======   ======

                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(5)  Proceeds Received Upon Settlement of Claim
     ------------------------------------------

     During 1995 and 1994, the Plan received proceeds related to the settlement of a claim by former employees of United Artists Theatre Circuit ("UATC") which Old TCI acquired in the TCI/UAE Merger and subsequently sold in May 1992. Such employees claimed they did not receive the proper stock valuation price at the time of the UATC sale in 1992. TCI and UATC settled the claim and contributed a total of $14,000 and $398,000 to the Plan during the years ended December 31, 1995 and 1994, for the benefit of the former employees. Such contributions were distributed to the former employees in the year in which they were contributed to the Plan.


(6)  Reconciliation to Form 5500
     ---------------------------

     The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1995 and 1994 (amounts in thousands):


          Net Assets Available for
           Participant Benefits -
             financial statements -
              December 31, 1995            $34,634

          Benefits payable to
           participants                       (512)
                                           -------
          Net Assets Available for
           Participant Benefits -
             Form 5500 - December 31,
              1995                         $34,122
                                           =======

          Net Assets Available for
           Participant Benefits -
             Financial Statements -
              December 31, 1994            $31,518

          Benefits payable to
           participants                       (677)
                                           -------
          Net Assets Available for
           Participant Benefits -
             Form 5500 - December 31,
              1994                         $30,841
                                           =======

     The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1995 (amounts in thousands):


          Distributions to participants -
            financial statements           $3,302

          Reversal of prior year benefits
           payable to participants           (677)

          Benefits payable to
           participants                       512
                                           ------
          Distributions to participants -
           Form 5500                       $3,137
                                           ======

                                                                      Schedule 1
                                                                      ----------


                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1995

                             (amounts in thousands)

 (a)            (b)                      (c)                (d)       (e)
                              Description of investment             Current
        Identity of issuer       including par value        Cost     value
       ---------------------  --------------------------  --------  --------

  *    Tele-Communications,   Series A TCI Group
               Inc.           common stock, par value
                              $1.00 per share             $14,637    25,163

  *    Tele-Communications,   Series A Liberty Media
       Inc.                   Group common stock,
                              par value $1.00 per share   $ 4,811     8,474

       Prudential Insurance   Retirement annuity
       Company of America     contract                    $   973       973


*Indicates party in interest to the Plan.

See accompanying independent auditors' report.

                                 EXHIBIT INDEX
                                 -------------

Shown below is the exhibit which is filed as part of this Report-

     23-Consent of KPMG Peat Marwick LLP